UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________
SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
________________________________

Bimini Capital Management, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

090319401, 090319708 and 090319807
(CUSIP Numbers of Class of Securities)

Robert E. Cauley
Chairman and Chief Executive Officer
3305 Flamingo Drive
Vero Beach, Florida 32963
(772) 231-1400
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
________________________________

Copies to:
S. Gregory Cope, Esq.
Vinson & Elkins L.L.P.
2200 Pennsylvania Avenue NW
Suite 500 West
Washington, DC 20037
(202) 639-6500
(202) 879-8916 (Facsimile)

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$2,200,000	$266.64
_________
*          The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $2.2 million in value of shares of the Class A common stock, par value $0.001 per share.
**        The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$266.64	Filing Party:	Bimini Capital Management, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 29, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 29, 2019 (the “Original Schedule TO” and, together with this Amendment No. 1, the “Schedule TO”) by Bimini Capital Management, Inc., a Maryland corporation (the “Company”).

The Schedule TO relates to the offer by the Company to purchase up to $2.2 million in value of shares of its Class A common stock, par value $0.001 per share (the “Shares”), at a price not greater than $2.20 nor less than $2.00 per Share, net to the sellers in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 29, 2019 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Original Schedule TO, which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The purpose of this Amendment No. 1 is to amend and supplement certain provisions of the Schedule TO as set forth herein.  Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO or the Offer. All information set forth in the Offer, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. This Amendment No. 1 should be read in conjunction with the Original Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be amended or supplemented from time to time.

Item 11.	ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented as follows:

“On June 6, 2019, the Company issued a press release clarifying that all CUSIP numbers for shares of Class A Common Stock are eligible to be tendered in the Offer. A copy of such press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.”

Item 12.	EXHIBITS.

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase, dated May 29, 2019.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*	Bimini Capital Management, Inc. Press Release, dated May 29, 2019, announcing the transaction.
(a)(5)(B)**	Bimini Capital Management, Inc. Press Release, dated June 6, 2019, clarifying that all CUSIP numbers for shares of Class A Common Stock are eligible to be tendered in the Offer.
(b)	Not applicable.
(d)(1)
Rights Plan, dated as of December 21, 2015, between the Company and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 21, 2015, filed with the Securities and Exchange Commission on December 21, 2015).

(d)(2)
Bimini Capital Management, Inc. 2011 Long Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.23 to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 29, 2011).

(d)(3)
Severance Agreement, dated June 30, 2009, by and between the Company and Robert E. Cauley (incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2009).

(d)(4)
Severance Agreement, dated June 30, 2009, by and between the Company and G. Hunter Haas IV (incorporated by reference to Exhibit 10.22 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2009).

(d)(5)*	Form of Executive Officer Indemnification Agreement.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2019

BIMINI CAPITAL MANAGEMENT, INC.

By:	/s/ Robert E. Cauley
Name:	Robert E. Cauley
Title:	Chairman and Chief Executive Officer